

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2017

Marcia A. Dall
Chief Financial Officer
Churchill Downs Inc.
600 North Hurstbourne Parkway
Suite 400
Louisville, KY 40222

   Re: Churchill Downs Inc.
   Form 10-K for Fiscal Year Ended December 31, 2015
   Filed February 24, 2016
   File No. 001-33998

Dear Ms. Dall:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   /s/ Lyn Shenk

   Lyn Shenk
   Branch Chief
   Office of Transportation and Leisure